Filed with the Securities and Exchange Commission on September 17, 2025

Securities Act of 1933 File No. 333-288011

Investment Company Act of 1940 File No. 811-24097

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 1	☒

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 2	☒

(Check appropriate box or boxes.)

MAN ETF SERIES TRUST

(Exact name of Registrant as Specified in Charter)

Lisa Muñoz

1345 Avenue of the Americas, 21st Floor

New York, NY 10105

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code (212) 649-6600

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esq.

K&L Gates LLP

One Congress Street

Boston, Massachusetts 02114-2023

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-1A (333-288011) is solely to file Exhibit (q), Power of Attorney to the Registration Statement and make other related changes to Part C.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A — The definitive Prospectuses of the Registrant as filed on September 17, 2025 pursuant to Rule 497(c) is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on September 17, 2025 pursuant to Rule 497(c) is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits

Exhibit (q) – Power of Attorney.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS:

(a)(1)	Certificate of Trust**

(a)(2)	Amended and Restated Agreement and Declaration of Trust***

(b)	By-Laws of the Trust**

(c)	Instruments defining rights of security holders with respect to the Registrant are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits (a) and (b) of Item 28 of Part C herewith.

(d)(1)	Form of Investment Advisory Agreement between the Trust with respect to the Man Active High Yield ETF and the Man Active Income ETF and Man Solutions LLC***

(d)(2)	Form of Sub-Advisory Agreement between Man Solutions LLC and GLG Partners LP, with respect to the Man Active High Yield ETF and the Man Active Income ETF***

(e)	Distribution Agreement***

(f)	Not applicable.

(g)	Custodian Agreement***

(h)(1)	Transfer Agency Agreement***

(h)(2)	Administration Agreement***

(h)(3)	Fund PFO/Treasurer Agreement***

(i)	Legal Opinion***

(j)	Consent of Independent Registered Public Accounting Firm***

(k)	Not applicable.

(l)	Initial Capital Agreement***

(m)	Plan of Distribution Pursuant to Rule 12b-1***

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics of the Registrant, Man Solutions LLC, and GLG Partners LP***

(p)(2)	Code of Ethics of Distributor***

(q)	Power of Attorney*

*	Filed herewith.
**	Previously filed with the Trust’s registration statement on Form N-1A on June 13, 2025, and is hereby incorporated by reference.
***	Previously filed as exhibits to the Registration Statement filed on September 9, 2025, and incorporated by reference herein.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE TRUST.

Not applicable.

ITEM 30. INDEMNIFICATION.

The Registrant is organized as a Delaware statutory trust and is operated pursuant to an Amended and Restated Agreement and Declaration of Trust dated August 22, 2025 (“Declaration of Trust”) that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). Article IX, Section 2 of the Registrant’s Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust.

Pursuant to Rule 484 under the 1933 Act, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER AND SUB-ADVISER

Man Solutions LLC (“Man Solutions”) serves as the investment adviser to the Registrant. Man Solutions is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Man Solutions and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in Man Solutions’ Form ADV (File No. 801-72402), as filed with the SEC and incorporated herein by reference. Man Solutions’ Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

GLG Partners LP (“Man GLG”) serves as an investment sub-adviser to the Registrant. Man GLG is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Man GLG and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in Man GLG Form ADV (File No. 801-78835), as filed with the SEC and incorporated herein by reference. Man GLG’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

ITEM 32. PRINCIPAL UNDERWRITERS:

(a)	Foreside Financial Services, LLC (the “Distributor”) serves as principal underwriter for certain series of the following investment companies registered under the 1940 Act:

1.	13D Activist Fund, Series of Northern Lights Fund Trust
2.	2nd Vote Funds
3.	AAMA Equity Fund, Series of Asset Management Fund
4.	AAMA Income Fund, Series of Asset Management Fund
5.	Advisers Investment Trust
6.	AG Twin Brook Capital Income Fund
7.	AltShares Trust
8.	American Beacon AHL Trend ETF, Series of American Beacon Select Funds
9.	American Beacon GLG Natural Resources ETF, American Beacon Select Funds
10.	American Beacon Ionic Inflation Protection ETF, American Beacon Select Funds
11.	Aristotle Funds Series Trust
12.	Boston Trust Walden Funds (f/k/a The Boston Trust & Walden Funds)
13.	Bow River Capital Evergreen Fund
14.	Connetic Venture Capital Access Fund
15.	Constitution Capital Access Fund, LLC
16.	Datum One Series Trust
17.	Diamond Hill Funds
18.	Diamond Hill Securitized Credit Fund
19.	Driehaus Mutual Funds
20.	EntrepreneurShares Series Trust
21.	FMI Funds, Inc.

22.	Impax Funds Series Trust I (f/k/a Pax World Funds Series Trust I)
23.	Impax Funds Series Trust III (f/k/a Pax World Funds Series Trust III)
24.	Inspire 100 ETF, Series of Northern Lights Fund Trust IV
25.	Inspire 500 ETF, Series of Northern Lights Fund Trust IV
26.	Inspire Corporate Bond ETF, Series of Northern Lights Fund Trust IV
27.	Inspire Fidelis Multi Factor ETF, Series of Northern Lights Fund Trust IV
28.	Inspire Global Hope ETF, Series of Northern Lights Fund Trust IV
29.	Inspire International ETF, Series of Northern Lights Fund Trust IV
30.	Inspire Momentum ETF, Series of Northern Lights Fund Trust IV
31.	Inspire Small/Mid Cap ETF, Series of Northern Lights Fund Trust IV
32.	Inspire Tactical Balanced ETF, Series of the Northern Lights Fund Trust IV
33.	LifeX 2035 Term Income ETF, Series of Stone Ridge Trust
34.	LifeX 2040 Term Income ETF, Series of Stone Ridge Trust
35.	LifeX 2045 Term Income ETF, Series of Stone Ridge Trust
36.	LifeX 2048 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
37.	LifeX 2048 Longevity Income ETF, Series of Stone Ridge Trust
38.	LifeX 2049 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
39.	LifeX 2049 Longevity Income ETF, Series of Stone Ridge Trust
40.	LifeX 2050 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
41.	LifeX 2050 Longevity Income ETF, Series of Stone Ridge Trust
42.	LifeX 2051 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
43.	LifeX 2051 Longevity Income ETF, Series of Stone Ridge Trust
44.	LifeX 2052 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
45.	LifeX 2052 Longevity Income ETF, Series of Stone Ridge Trust
46.	LifeX 2053 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
47.	LifeX 2053 Longevity Income ETF, Series of Stone Ridge Trust
48.	LifeX 2054 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
49.	LifeX 2054 Longevity Income ETF, Series of Stone Ridge Trust
50.	LifeX 2055 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
51.	LifeX 2055 Longevity Income ETF, Series of Stone Ridge Trust
52.	LifeX 2056 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
53.	LifeX 2056 Longevity Income ETF, Series of Stone Ridge Trust
54.	LifeX 2057 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
55.	LifeX 2057 Longevity Income ETF, Series of Stone Ridge Trust
56.	LifeX 2058 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
57.	LifeX 2058 Longevity Income ETF, Series of Stone Ridge Trust
58.	LifeX 2059 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
59.	LifeX 2059 Longevity Income ETF, Series of Stone Ridge Trust
60.	LifeX 2060 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
61.	LifeX 2060 Longevity Income ETF, Series of Stone Ridge Trust
62.	LifeX 2061 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
63.	LifeX 2061 Longevity Income ETF, Series of Stone Ridge Trust
64.	LifeX 2062 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
65.	LifeX 2062 Longevity Income ETF, Series of Stone Ridge Trust
66.	LifeX 2063 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
67.	LifeX 2063 Longevity Income ETF, Series of Stone Ridge Trust
68.	LifeX 2064 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
69.	LifeX 2064 Longevity Income ETF, Series of Stone Ridge Trust
70.	LifeX 2065 Inflation-Protected Longevity Income ETF, Series of Stone Ridge Trust
71.	LifeX 2065 Longevity Income ETF, Series of Stone Ridge Trust
72.	LifeX Durable Income ETF, Series of Stone Ridge Trust
73.	Macquarie Energy Transition ETF, Series of Macquarie ETF Trust
74.	Macquarie Focused Emerging Markets Equity ETF, Series of Macquarie ETF Trust
75.	Macquarie Focused Large Growth ETF, Series of Macquarie ETF Trust
76.	Macquarie Global Listed Infrastructure ETF, Series of Macquarie ETF Trust
77.	Macquarie National High-Yield Municipal Bond ETF, Series of Macquarie ETF Trust
78.	Macquarie Tax-Free USA Short Term ETF, Series of Macquarie ETF Trust
79.	Meketa Infrastructure Fund
80.	Nomura Alternative Income Fund
81.	Praxis Mutual Funds
82.	Primark Meketa Private Equity Investments Fund

83.	SA Funds – Investment Trust
84.	Sequoia Fund, Inc.
85.	Simplify Exchange Traded Funds
86.	Siren ETF Trust
87.	Stone Ridge Alternative Lending Risk Premium Fund, Series of Stone Ridge Trust V
88.	Stone Ridge Art Risk Premium Fund, Series of Stone Ridge Trust VIII
89.	Stone Ridge Post-Event Reinsurance Fund, Series of Stone Ridge Trust IV
90.	Stone Ridge Reinsurance Risk Premium Interval Fund, Series of Stone Ridge Trust II
91.	Tactical Dividend and Momentum Fund, Series of Two Roads Shared Trust
92.	TCW ETF Trust
93.	Zacks Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

Name	Address	Position with Underwriter	Position with Registrant

Teresa Cowan	190 Middle Street, Suite 301, Portland, ME 04101	President/Manager	None

Chris Lanza	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None

Kate Macchia	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None

Jennifer A. Brunner	190 Middle Street, Suite 301, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Kelly B. Whetstone	190 Middle Street, Suite 301, Portland, ME 04101	Secretary	None

Susan L. LaFond	190 Middle Street, Suite 301, Portland, ME 04101	Treasurer	None

Weston Sommers	190 Middle Street, Suite 301, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

Teresa Cowan	190 Middle Street, Suite 301, Portland, ME 04101	President/Manager	None

Chris Lanza	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None

Kate Macchia	190 Middle Street, Suite 301, Portland, ME 04101	Vice President	None
(c)	Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents of the Registrant required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder, are maintained at the offices of (1) the Registrant’s custodian and administrator, The Bank of New York Mellon, and/or (2) the Registrant’s investment adviser and sub-advisers. The address of each is as follows:

The Bank of New York Mellon

240 Greenwich Street

New York, NY 10286

Man Solutions LLC

1345 Avenue of the Americas, 21st Floor

New York, NY 10105

GLG Partners LP

Riverbank House

2 Swan Lane

London EC4R 3AD

United Kingdom

ITEM 34. MANAGEMENT SERVICES

Not applicable.

ITEM 35. UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940 Act, as amended, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, State of New York, on the 16th day of September, 2025.

MAN ETF SERIES TRUST

By:	/s/ Lisa Muñoz
Lisa Muñoz
Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date
/s/Michael J. Crinieri* Michael J. Crinieri	Trustee	September 16, 2025

/s/Joseph F. Keenan* Joseph F. Keenan	Trustee	September 16, 2025

/s/Jennifer E. Hoopes* Jennifer E. Hoopes	Trustee	September 16, 2025

/s/Michael Barrer* Michael Barrer	President and Principal Executive Officer	September 16, 2025

/s/Harold J.B. Dahlman* Harold J.B. Dahlman	Treasurer and Principal Financial and Accounting Officer	September 16, 2025

*By:	/s/ Lisa Muñoz
Lisa Muñoz (Attorney-in-Fact Pursuant to Power of Attorney)

EXHIBIT INDEX

(q)	Power of Attorney